ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 MAY 10 A 10:27

No. PTTEP 1.910/ 165 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

May 4 , 2007

07023419

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Drilling Result of Exploration Well, Te Giac Cam (TGC-1X), Vietnam 16-1 Project

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of Petrovietnam Exploration and Production Company, SOCO Vietnam Limited and OPECO Vietnam Limited with 41%, 28.5% and 2% interests respectively.

PTTEP would like to report that the exploration well TGC-1X, which was spudded on March 16, 2007, was drilled to a total depth of 4,196 meters. The well encountered some oil and gas shows. The examination of the well and logging data indicated that it was not sufficiently encouraging for the well to be tested and the well was deemed non-commercial.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

END